Chapman and Cutler LLP

320 South Canal Street, 27th Floor

Chicago, Illinois 60606

August 29, 2024

Via EDGAR Filing

Mr. Michael Rosenberg

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re: Guggenheim Defined Portfolios, Series 2428

Income & Treasury Limited Duration Portfolio of Funds, Series 81

File Nos. 333-280873 and 811-03763

Dear Mr. Rosenberg:

This letter responds to the comments given during a telephone conversation with our office regarding the registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 2428, filed on July 18, 2024, with the Securities and Exchange Commission (the “Commission”). The registration statement proposes to offer the Income & Treasury Limited Duration Portfolio of Funds, Series 81 (the “trust”).

PROSPECTUS

Investment Summary — Principal Investment Strategy

1. Please disclose concretely the trust’s actual investments as of the date of deposit, ensuring that the Principal Risks section only covers risks associated with the trust’s actual investments at the date of deposit.

Response: Once the portfolio is selected, disclosure will be added that states the types of investments that represent a significant amount of the trust’s assets as of the date of deposit. The section entitled “Principal Risks” will be revised to match this list, as appropriate.

* * * * *

We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact the undersigned at (312) 845-3484.

Very truly yours,

Chapman and Cutler LLP

By /s/ Morrison C. Warren

Morrison C. Warren